ACLARION, INC.

8181 ARISTA PLACE, SUITE 100

BROOMFIELD, CO 80021

VIA EDGAR

April 30, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jane Park

Re:	Aclarion, Inc.
Registration Statement on Form S-3
SEC File No. 333-286761
Request for Acceleration

Ms. Park:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Aclarion, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-286761) (the “Registration Statement”), be accelerated so that the Company’s Registration Statement will become effective at 4:05 P.M., Eastern Time, on May 5, 2025, or as soon thereafter as is practicable, or at such other time thereafter as our counsel, Carroll Legal LLC, may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Carroll Legal LLC, by calling James H. Carroll, Esq. at (303) 888-4859.

Please feel free to direct any questions or comments concerning this request to James H. Carroll, Esq. of Carroll Legal LLC at (303) 888-4859.

Sincerely, ACLARION, INC.

By:	/s/ John Lorbiecki
Name: John Lorbiecki
Title: Chief Financial Officer